2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: (204) 487-7412 Fax: (204) 488-9823

MEDICURE ANNOUNCES DEPARTURE OF CFO

WINNIPEG, Manitoba (October 1, 2009) Medicure Inc. ("Medicure" or the "Company") (TSX: MPH) today announced that Mr. Dwayne Henley, Chief Financial Officer of the Company has resigned effective October 1, 2009. The Company has established a transition plan, whereby his functions will be outsourced to a service provider. Mr. Henley will remain available on a consulting basis to ensure a smooth transition of responsibilities. In the interim, Dr. Albert Friesen, President and Chief Executive Officer of Medicure will serve as CFO with the support of the executive and finance team and under the oversight of the Audit Committee Chair Gerald McDole.

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Companys primary business activity is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) in the United States for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Companys stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Companys products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors section of its Form 20F for the year ended May 31, 2009.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

Web: www.medicure.com